SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                SCHEDULE 14D-9
                               (Amendment No. 2)
   Solicitation/Recommendation Statement Pursuant to Section 14(d)(4) of the
                          Securities Exchange Act of
                                     1934

                    BALCOR/COLONIAL STORAGE INCOME FUND-86
                           (Name of Subject Company)

                    BALCOR/COLONIAL STORAGE INCOME FUND-86
                     (Name of Person(s) Filing Statement)

                         Limited Partnership Interests
                        (Title of Class of Securities)

                                      N/A
                     (CUSIP Number of Class of Securities)

       Thomas E. Meador                 James R. Pruett
           Chairman                        President
      The Balcor Company           Colonial Storage 86, Inc.
 Bannockburn Lake Office Plaza    4381 Green Oaks Blvd. West,
2355 Waukegan Road, Suite A200             Suite 100
  Bannockburn, Illinois 60015        Arlington, Texas 76016
        (708) 267-1600                   (817) 561-0100

     (Name, Address and              (Name, Address and
     Telephone Number of             Telephone Number of
     Person Authorized to            Person Authorized to
     Receive Notice and              Receive Notice and
     Communications on Behalf        Communications on Behalf
     of the Person(s) Filing         of the Person(s) Filing
     Statement)                      Statement)

                                   Copy To:

                           Michael P. Morrison, Esq.
                               Hopkins & Sutter
                    Three First National Plaza, Suite 4100
                            Chicago, Illinois 60602
                                (312) 558-6600

                       Amendment No. 2 to Schedule 14D-9

     This Amendment No. 2 to Schedule 14D-9 amends the Schedule 14D-9 (the "Schedule 14D-9") filed by Balcor/Colonial Storage Income Fund-86, an Illinois limited partnership (the "Partnership"), with the Securities and Exchange Commission ("SEC") on February 7, 1996, as amended by Amendment No. 1 to
Schedule 14D-9 ("Amendment No. 1") filed with the SEC on February 23, 1996. All capitalized terms used herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 14D-9 and Amendment No. 1.

Item 4.   The Solicitation and Recommendation

     Item 4(b)(vi) is hereby amended in its entirety to read as follows:

          "(vi)     On February 12, 1996, the Partnership received a
     non-binding proposal from Storage Trust Realty ("STR") to purchase all of the Partnership's properties for a purchase price of $61 million. In addition to evaluating the STR proposal, the General Partners have solicited competing offers from other prospective purchasers. The General Partners have received several additional preliminary offers and a subsequent preliminary offer from STR. After a review of these proposals, the General Partners have selected STR's subsequent offer for $67.1 million.

          Accordingly, the General Partners have entered into a binding purchase contract with STR to sell all of the Partnership properties for $67.1 million. The binding purchase contract provides, among other things, that (i) the sale will be closed on May 15, 1996, subject to extension to not later than July 15, 1996 as necessary to obtain Limited Partner approval (see discussion below), (ii) STR will be responsible for all closing and transaction costs other than professional fees and commissions, (iii) STR will deposit 5% of the purchase price as earnest money and (iv) the Partnership will pay a "break up" fee equal to 2% of the STR purchase price plus one-half of STR's out of pocket expenses for title examination, survey and environmental assessments if (a) the purchase contract is terminated under certain circumstances and (b) within 150 days after the termination of the purchase contract, a sale of the Partnership's properties to a party other than STR is consummated or a sale of 40% or more of the Units is completed to a party other than STR (excluding sales to PSI pursuant to its Offer). The General Partners estimate that, if the sale to STR is consummated and if no adjustments to the purchase price are made (see discussion below), such sale (together with the distributable cash in the Partnership) would result in a liquidating distribution to the Limited Partners of approximately $255 per Unit, after deducting professional fees, commissions and dissolution expenses. However, even in the event such sale is consummated, there can be no assurance that this level of liquidating distribution will actually be paid to the Limited Partners.

          Please note, however, that the sale of the Partnership's assets to STR is contingent upon, among other things, the completion of STR's satisfactory review of survey, title and environmental matters with respect to the Partnership's properties. Pursuant to the purchase contract, the results of such review may cause adjustments to the final purchase price or, in certain events, could result in the termination of the purchase contract. Additionally, the partnership agreement of the



     Partnership requires the approval of the holders of a majority of the outstanding Units for any such sale. Therefore, there can be no assurances that any such sale will ultimately be completed.

          The General Partners are currently in the process of preparing a proxy solicitation to obtain the necessary Limited Partner approval. If Limited Partner approval is obtained, and the assets are sold to STR, the Partnership will be dissolved."


     Item 4(b) is hereby amended to include the following considerations:

          "(vii)    In the Schedule 14D-9, the General Partners provided the
     Limited Partners with certain information regarding the Darby preliminary estimate of the value of a Unit. The General Partners believe that the Limited Partners may find certain additional information as contained in the valuation report provided to the Partnership by Darby useful in evaluating the Offer. Therefore, a copy of such report is attached hereto as Exhibit (c)(3). Limited Partners should keep in mind that the Darby value is not intended to be a current liquidation value; rather, it is a 5 year projection which includes projected distributions of cash flows, and therefore, may be affected by changing market conditions, economic factors, interest rates and unforeseen events."

Item 7.   Certain Negotiations and Transactions by the Subject Company

     Item 7 is hereby amended in its entirety to read as follows:

     "(a) Except as described in (ii) below, there are no negotiations being undertaken or underway by the Partnership in response to the Offer which relate to or would result in: (1) an extraordinary transaction such as a merger or reorganization involving the Partnership or any affiliate controlled by the Partnership; (2) a purchase, sale or transfer of a material amount of assets by the Partnership or any affiliate controlled by the Partnership; (3) a tender offer for or other acquisition of securities by or of the Partnership; or (4) any material change in the present capitalization or distribution policy of the Partnership.

          (i) On January 10, 1996, Everest Properties, Inc. ("Everest") commenced an unsolicited tender offer to purchase up to 4.9% of the Units at a purchase price of $160. The Everest tender offer expired on February 12, 1996. The Everest offer was on a first-come, first-serve basis, and all acceptances thereof were irrevocable.

          (ii) On February 12, 1996, the Partnership received a non-binding proposal from Storage Trust Realty ("STR") to purchase all of the Partnership's properties for a purchase price of $61 million. In addition to evaluating the STR proposal, the General Partners have solicited competing offers from other prospective purchasers. The General Partners have received several additional preliminary offers and a subsequent preliminary offer from STR. After a review of these proposals, the General Partners have selected STR's subsequent offer for $67.1 million.

          Accordingly, the General Partners have entered into a binding purchase contract with STR to sell all of the Partnership properties for $67.1 million. The binding purchase contract provides, among other things, that (i) the sale will be closed on May 15, 1996, subject to extension to not later than July 15, 1996 as necessary to obtain Limited Partners approval (see discussion below), (ii) STR will be responsible for all closing and transaction costs other than professional fees and commissions, (iii) STR will deposit 5% of the purchase price as earnest money and (iv) the Partnership will pay a "break up" fee equal to 2% of the STR purchase price plus one-half of STR's out of pocket expenses for title examination, survey and environmental assessments if (a) the purchase contract is terminated under certain circumstances and (b) within 150 days after the termination of the purchase contract, a sale of the Partnership's properties to a party other than STR is consummated or a sale of 40% or more of the Units is completed to a party other than STR (excluding sales to PSI pursuant to its Offer). The General Partners estimate that, if the sale to STR is consummated and if no adjustments to the purchase price are made (see discussion below), such sale (together with the distributable cash in the Partnership) would result in a liquidating distribution to the Limited Partners of approximately $255 per Unit, after deducting professional fees, commissions and dissolution expenses. However, even in the event such sale is consummated, there can be no assurance that this level of liquidating distribution will actually be paid to the Limited Partners.

          Please note, however, that the sale of the Partnership's assets to STR is contingent upon, among other things, the completion of STR's satisfactory review of survey, title and environmental matters with respect to the Partnership's properties. Pursuant to the purchase contract, the results of such review may cause adjustments to the final purchase price or, in certain events, could result in the termination of the purchase contract. Additionally, the partnership agreement of the Partnership requires the approval of the holders of a majority of the outstanding Units for any such sale. Therefore, there can be no assurances that any such sale will ultimately be completed.

          The General Partners are currently in the process of preparing a proxy solicitation to obtain the necessary Limited Partner approval. If Limited Partner approval is obtained, and the assets are sold to STR, the Partnership will be dissolved."

     (b) Except for the non-binding proposal from STR and the binding purchase contract, each as described in 7(a)(ii) above, there are no transactions, General Partner resolutions, agreements in principle or signed contracts in response to the Offer that relate to or would result in one or more of the events referred to in Item 7(a)."

Item 9.   Material to be Filed as Exhibits

     Item 9 is hereby amended to include the following exhibits:

          "(a)(4)  Letter to Investors, dated March 7, 1996."

          "(c)(2)  Purchase Contract executed by STR and the Partnership."

          "(c)(3)  Darby Valuation Report."

          Signature. After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  March 7, 1996              BALCOR/COLONIAL STORAGE INCOME FUND-86

                              By:  Balcor Storage Partners-86, a general
                                   partner

                              By:  The Balcor Company, a partner


                              By:  /s/Thomas E. Meador
                                   --------------------------
                                   Thomas E. Meador, Chairman


                              By:  Colonial Storage 86, Inc., a general
                                   partner


                              By:  /s/James R. Pruett
                                   --------------------------
                                   James R. Pruett, President